UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-31566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.

239 Washington Street

Jersey City, New Jersey 07302

REQUIRED INFORMATION

Page

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits — December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Plan Benefits —Years ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets Held at End of Year	14

SIGNATURE OF PLAN ADMINISTRATOR	16

EXHIBIT INDEX	17

Consent of Independent Registered Public Accounting Firm	18

EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Benefits Committee

The Provident Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 28, 2012

THE PROVIDENT BANK 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010

Assets:
Investments, at fair value	$41,696,217	40,168,347
Loans receivable from participants	1,257,023	1,120,761
Employer contribution receivable	15,452	10,569

Net assets available for plan benefits, before adjustment from fair value to contract value for fully benefit-responsive investment contracts	42,968,692	41,299,677

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(198,771)	403,392

Net assets available for plan benefits	$42,769,921	41,703,069

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2011 and 2010

	2011	2010

Additions to net assets attributable to :
Investment income:
Net (depreciation)/appreciation in fair value of investments	$(1,603,218)	5,431,244
Dividend income	607,975	451,723
Interest income	193,181	249,597

Net investment (loss)/income	(802,062)	6,132,564

Interest on participant loans receivable	53,281	53,491

Contributions:
Employee contributions	2,954,352	2,809,817
Employer contributions	527,918	482,242
Rollover contributions	145,749	12,068

Total contributions	3,628,019	3,304,127

Total additions	2,879,238	9,490,182

Deductions from net assets attributable to:
Benefits paid to participants	1,791,824	2,361,039
Administrative expense	20,562	14,334

Total deductions	1,812,386	2,375,373

Increase in net assets available for plan benefits	1,066,852	7,114,809
Net assets available for plan benefits at beginning of year	41,703,069	34,588,260

Net assets available for plan benefits at end of year	$42,769,921	41,703,069

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description

The Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant-directed defined contribution plan sponsored by The Provident Bank (the “Bank”) and covers all employees, as defined, of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees are automatically enrolled in the Plan. The following description of the Plan provides only general information. Eligible employees should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Employee Contributions

Participants may elect to make tax deferred contributions up to the maximum amount allowed by the Internal Revenue Service (“IRS”) or Plan Document. Participants may also rollover account balances of previous employer sponsored qualified retirement plans.

Effective January 1, 2010, all new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic contribution rate of 2% of eligible compensation.

A participant may make “catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit for the year ended December 31, 2011 and 2010 is $5,500. Catch-up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant’s catch-up contributions be reclassified as regular contributions if the participant elects catch-up contributions and fails to make the maximum allowable regular 401(k) contribution.

(b)	Employer Contributions

In 2011 and 2010, employer matching contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate in its sole discretion.

(c)	Vesting

Participants are always fully vested in their contributions and income or losses thereon. Employer matching contributions to a participant’s account are also fully vested.

(d)	Participant Loans

Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of: (i) $50,000 with certain reductions or (ii) 50% of the participant’s account. Any loan made must generally be repaid within a period, not to exceed the earlier of termination of employment or five years. The term of the loan may exceed 5 years for the purchase of a primary residence. Loans bear a rate of interest that remains in effect for the duration of the loan. As of December 31, 2011, the interest rate on these loans ranged from 4.25% to 9.25%.

Principal and interest is paid ratably through bi-weekly payroll deductions or directly by the participant to the Plan administrator.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(e)	Benefit Payments/Withdrawals

Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but with a penalty.

(f)	Participants’ Accounts

Separate accounts for each participant are maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

(g)	Plan Changes

Effective December 22, 2010, the Plan was amended to address additional guidance under Notice 2010-15 of the Heroes Earnings Assistance and Relief Tax of 2008. The Plan was further amended to expand flexibility regarding investments under the management of the Plan, limit use of forfeitures to the year in which they are incurred and provide for an automatic increase to the automatic contribution arrangement currently provided under the Plan.

Effective December 21, 2011, the Plan was amended to provide technical changes to the annual increase of automatic contributions. The change is intended to conform to the computer programming requirements of the Plan’s vendor so these annual increases may be automated.

(h)	Funds and Accounts Managed by Principal Trust Company

Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(c)	Risks and Uncertainties

The Plan invests in various investment instruments, including mutual funds, pooled separate accounts, stable value funds, and common stocks. Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.

The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”). At December 31, 2011 and 2010, approximately 20% and 22% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock are entirely dependent upon the performance of the Company, and the market’s evaluation of such performance.

(d)	Loans Receivable from Participants

Participant loans are classified as loans receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(e)	Investment Securities

Investment securities are reported at fair value. Fair value is the amount at which an asset may be purchased or sold in an orderly transaction between market participants. Purchases and sales of securities are recorded on the trade date and are stated at fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for fully benefit responsive contracts, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At December 31, 2011 the Plan’s investment in the Principal Stable Value Preferred Fund and the Plan’s investment at December 31, 2010 in the Principal Fixed Income 401(a)/(k) held investment contracts that were deemed to be fully benefit-responsive. As required by U.S. GAAP, the Statements of Net Assets Available for Plan Benefits present the fair value, as well the amount necessary to adjust this fair value to contract value. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(f)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(g)	Benefits Paid to Participants

Benefits are recorded when paid.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(h)	Adoption of Accounting Pronouncement

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. (ASU 2010-06) This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which became effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted. The Plan has adopted the provisions of ASU 2010-06 in accordance with the applicable effective dates. The adoption did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This guidance results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRS. This guidance is to be applied prospectively and is effective during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Plan will not adopt this guidance until the 2012 fiscal year.

(3)	Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. Contract administrator fees are paid from Plan assets. Investment management fees are paid to the funds offered by the Plan and are reflected in the change in fair value of the Plan holdings.

(4)	Plan Termination

Although it has not expressed intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

(5)	Federal Income Taxes

The IRS issued its latest determination letter to the Plan dated November 23, 2005, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter. In the opinion of the Plan administrator and the Plan’s tax counsel, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(6)	Investment Securities

Investment Securities at December 31, 2011 and 2010 consisted of mutual funds, pooled separate accounts, common and collective trusts, guaranteed investment contracts, and common stock issued by Provident Financial Services, Inc. At December 31, 2011 and 2010, individual investments in excess of 5% of the fair value of the net assets available for plan benefits were as follows:

	2011	2010

Provident Financial Services, Inc.:
Investment in common stock	$8,703,506	9,184,025

Guaranteed investment contract:
Principal Fixed Income 401(a)/(k)	—	7,664,442
Common and collective trust:
Principal Stable Value Preferred Fund	8,747,534	—

Mutual funds:
T. Rowe Price Retirement Income Fund	2,140,082	2,139,820
American Funds Europacific Growth Fund	2,368,376	2,668,720
Prudential Jennison Mid Cap Growth Fund	2,103,009	2,170,273
Columbia Dividend Income Fund	2,554,621	2,294,623
Mainstay Large Cap Growth Fund	4,282,026	4,170,605
Pimco Total Return Admin Fund	2,538,533	—

For the years ended December 31, 2011 and 2010, the Plan’s net (depreciation)/appreciation in investments was as follows:

	2011	2010

Mutual funds	$(665,632)	1,449,501
Pooled separate accounts	21,899	1,310,636
Provident Financial Services, Inc. common stock	(959,485)	2,671,107

	$(1,603,218)	5,431,244

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under U.S. GAAP are as follows:

Level 1:	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

There have been no changes in valuation methodologies used at December 31, 2011 and 2010. The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the quoted price based on net asset value (NAV) of shares held by the plan at year-end.

Pooled separate accounts: Valued by the NAV of the pooled separate accounts, based on the fair value of the underlying holdings.

Guaranteed investment contract: Valued at fair value based on the ability of the insurance carrier to honor its obligations under the contract adjusted for surrender charges.

Provident Financial Services Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).

Common/collective trusts: Valued at the NAV of the trust, based on the fair value of the underlying holdings.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2011 and 2010:

	Fair value measurements at December 31, 2011
	Total	Level 1	Level 2	Level 3

Pooled separate accounts:
Index funds large U.S. equity	$940,169	—	940,169	—
Index funds small/mid U.S. equity	735,324	—	735,324	—
Mutual fund:
Balanced funds	6,517,159	6,517,159	—	—
Fixed income funds	2,872,098	2,872,098	—	—
International funds	2,427,089	2,427,089	—	—
Large U.S. equity funds	7,253,684	7,253,684	—	—
Small/mid U.S. equity funds	3,499,654	3,499,654	—	—
Collective investment trust:
Short-term fixed income	8,747,534	—	8,747,534	—
Provident Financial Services, Inc. common stock	8,703,506	8,703,506	—	—

	$41,696,217	31,273,190	10,423,027	—

	Fair value measurements at December 31, 2010
	Total	Level 1	Level 2	Level 3

Pooled separate accounts:
Index funds large U.S. equity	$948,384	—	948,384	—
Index funds small/mid U.S. equity	836,455	—	836,455	—
Mutual fund:
Balanced funds	6,191,318	6,191,318	—	—
Fixed income funds	1,907,572	1,907,572	—	—
International funds	2,731,707	2,731,707	—	—
Large U.S. equity funds	6,882,727	6,882,727	—	—
Small/mid U.S. equity funds	3,564,233	3,564,233	—	—
Collective investment trust:
Short-term fixed income	257,484	—	257,484	—
Guaranteed investment contract:
Principal fixed income 401(a)/(k)	7,664,442	—	—	7,664,442
Provident Financial Services, Inc. common stock	9,184,025	9,184,025	—	—

	$40,168,347	30,461,582	2,042,323	7,664,442

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011:

Guaranteed investment contracts

Balance, beginning of year	$7,664,442
Realized gain	403,392
Capitalized interest	129,123
Purchases	23,433
Sales	(8,220,390)

Balance, end of year	$—

The Plan’s investments in funds are valued and are redeemable daily. There are no restrictions on redemptions except if certain funds are held in participant accounts for less than specified periods, the account may be charged a trading fee of 1%-2%.

(7)	Short-Term Fixed Income Funds

(a)	Principal Fixed Income 401(a)/(k)

The Plan invested in the Principal Fixed Income 401(a)/(k) (the Fund), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Fund is not a portfolio of contracts whose yields are based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.

The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for Plan benefits. An employer-level surrender of the Plan’s interest in the Principal Fixed Income Option or employer-initiated transfer will be subject to either a 12-month irrevocable advance notice or a 5% surrender charge, whichever the employer chooses.

The average market yield earned by the Fund, which is also the actual interest credited to participants in the Fund, for the years ended December 31, 2011 and 2010 was 2.73% and 3.00%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2010 was $7,664,442. This Fund was terminated on August 17, 2011.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(b)	Principal Stable Value Preferred Fund (Replaces the Fixed Income 401(a)(k))

The Plan invests in the Principal Stable Value Preferred Fund (the Stable Value Preferred Fund), a benefit-responsive collective trust fund. The objective of the Stable Value Preferred Fund is to provide preservation of capital. The Stable Value Preferred Fund seeks to achieve this objective by investing primarily in a variety of high quality Stable Value Investment Contracts as well as cash and cash equivalents.

Investment income is accrued as earned. Investment income earned daily by the Stable Value Preferred Fund is recorded on an accrual basis and retains the character of income as earned by the underlying fund. Income from investment contracts is recorded at the contract rate, is referred to as the crediting rate, which in the case of synthetic contracts are net of fees to the issuer of the wrap contract. For fully benefit-responsive synthetic investment contracts, earnings on the underlying assets are factored into the next computation of the crediting reset.

The average market yield earned by the Stable Value Preferred Fund, which is also the actual interest credited to participants in the Stable Value Preferred Fund, for the years ended December 31, 2011 was 2.05%. The fair value of the plan’s interest in the Principal Stable Value Preferred Fund at December 31, 2011 was $8,747,534.

(8)	Related-Party Transactions

Certain Plan investments are shares of fixed income and pooled separate accounts managed by The Principal Financial Group (“Principal”) or its affiliates. Investment fees were paid by the funds to Principal and are reflected in the change in fair value of the funds. Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from plan assets were $20,562 and $14,334, for the years ended December 31, 2011 and 2010, respectively.

The Plan had invested $8,703,506 and $9,184,025, at fair value, in the common stock of Provident Financial Services, Inc. as of December 31, 2011 and 2010, respectively.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(9)	Reconciliation of Financial Statements to 2011 Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	2011	2010

Net assets available for Plan benefits per financial statements	$42,769,921	41,703,069
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	198,771	(403,392)

Net assets per the Form 5500	$42,968,692	41,299,677

2011

Net investment loss per financial statements	$(802,062)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
2010	403,392
2011	198,771

Net investment loss per Form 5500	$(199,899)

For the purposes of the Form 5500 and related supplemental schedules, loans receivable from participants are reported as participant loans which are included in Plan investments as opposed to being separately disclosed in the financial statements.

(10)	Corrective Distribution

Each year the Plan will test the Actual Deferral Percentages (ADP) of highly compensated employees (HCEs) versus the non-highly compensated employees (NHCEs). To pass the test, the average salary deferral of HCEs may not exceed the ADP for the NHCEs by 2 percentage points. For the 2010 Plan year, a corrective distribution was processed in the amount of $2,213. This amount is included in the $2,954,352 contribution amount reported on the financial statements for 2011.

(11)	Subsequent Events

In connection with the preparation of the financial statements and in accordance with recently issued guidance, the Plan administrator has evaluated subsequent events after December 31, 2011 through the date the financial statements were issued and concluded that no additional disclosures were required.

THE PROVIDENT BANK 401(k) PLAN

Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer		Description of investment	Shares	Fair value

*	Principal Life Insurance Company	Pooled Separate Accounts Principal Small Cap S&P 600 Index	24,063	$622,044

*	Principal Life Insurance Company	Pooled Separate Accounts Principal Mid Cap S&P 400 Index	4,484	113,280

*	Principal Life Insurance Company	Pooled Separate Accounts Principal Large Cap S&P 500	16,895	940,169

*	Principal Life Insurance Company	Common Collective Trust Principal Stable Value Preferred Fund	452,029	8,747,534

	T. Rowe Price Associates, Inc.	Registered Investment Company Retirement Income Fund	165,257	2,140,082

	T. Rowe Price Associates, Inc.	Registered Investment Company Retirement 2010 Fund	24,577	369,153

	T. Rowe Price Associates, Inc.	Registered Investment Company Retirement 2020 Fund	93,684	1,490,509

	T. Rowe Price Associates, Inc.	Registered Investment Company Retirement 2030 Fund	83,733	1,384,950

	T. Rowe Price Associates, Inc.	Registered Investment Company Retirement 2040 Fund	34,977	579,575

	T. Rowe Price Associates, Inc.	Registered Investment Company Retirement 2050 Fund	59,772	552,890

	T. Rowe Price Associates, Inc.	Registered Investment Company T. Rowe Price Mid Cap Value	40,158	855,773

	Blackrock Advisors, LLC	Registered Investment Company Blackrock Small Cap Growth Equity	3,895	91,385

	Prudential Investments, LLC	Registered Investment Company Prudential Jennison Mid Cap Growth	75,675	2,103,009

	JP Morgan Investment Mgmt Inc	Registered Investment Company JP Morgan US Equity	42,125	417,037

	Mainstay	Registered Investment Company Mainstay Large Cap Growth	624,202	4,282,026

	Columbia Funds	Registered Investment Company Columbia Dividend Income	187,564	2,554,621

	Invesco	Registered Investment Company Invesco VanKampen Small Cap Value	29,131	449,487

	PIMCO	Registered Investment Company PIMCO Total Return	233,536	2,538,533

	Capitol Research and Mgmt Co	Registered Investment Company American Funds Europacific Growth	68,549	2,368,376

	Vanguard Group	Registered Investment Company Vanguard Total Bond Market Index	30,324	333,565

	Vanguard Group	Registered Investment Company Vanguard Total International Stock Index	4,496	58,713

		Total investment in mutual funds and pooled separate accounts		32,992,711

*	Provident Financial Services, Inc.	Common Stock	650,000	8,703,506

*	Participant loans (a)		340	1,257,023

		Total other investments		9,960,529

		Total investments		$42,953,240

*	A party-in-interest as defined by ERISA.
(a)	As of December 31, 2011, the interest rate on these loans ranged from 4.25% to 9.25% with maturity dates through May 20, 2039.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK 401(k) PLAN

Date: June 28, 2012	By:	/s/ Sara Rispoli
		Name:	Sara Rispoli
		Title:	Plan Administrator
First Vice President
The Provident Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location

23.1	Consent of Independent Registered Public Accounting Firm	Page 18